[IntercontinentalExchange, Inc. Letterhead]
June 10, 2009
Linda Van Doorn, Senior Assistant Chief Accountant,
                    Securities and Exchange Commission,
                                        Division of Corporation Finance,
                                                            100 F Street, N.E.,
                                                                                Washington, D.C. 20549.

Re:	IntercontinentalExchange, Inc. Form 10-K for Fiscal Year Ended December 31, 2008 File No. 001-32671
Dear Ms. Van Doorn:
          We are in receipt of the letter, dated May 28, 2009, to Scott A. Hill, Senior Vice President and Chief Financial Officer of IntercontinentalExchange, Inc. (the “Company”), from the staff of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced filing.
          We have reviewed the comments and set forth our responses below. To facilitate the staff’s review, the text of each numbered comment is reproduced in bold immediately preceding our corresponding response. Additionally, the Company has also filed a copy of this letter via EDGAR.
Consolidated Statements of Cash Flows, page 96
1.	We have read your response to comment one. Additionally we note that the FSA requires certain of your funds to be restricted at all times and that the ICE Clear Europe Guarantee Fund may be used to cover losses or customer defaults. These activities seem to indicate that the restriction is related to the on-going operations of the business. Please clarify and to the extent that the restricted cash is based upon operating activities, confirm that you will reclassify the amount reported on your Statement of Cash Flows in the future filings.

Response:

SFAS 95 is not definitive on this issue and the Company believes that arguments could be made either for classifying the funding of the restricted cash as operating or investing activities based on the specific facts and circumstances around the nature of the restricted cash. Both the regulatory required restricted cash and the ICE Clear Europe Guarantee Fund restricted cash are required to be maintained by the Company at all times as long as the related exchanges and clearing houses remain in business.

Linda Van Doorn	-2-
The restricted cash does not enter into the determination of net income for the Company. The Company does not risk its own capital by engaging in any trading activities or by extending credit to market participants. The Company was required to restrict this cash at the time of the formation or acquisitions of the exchanges or clearing houses. As such, it is more appropriate to classify this restricted cash as an investing activity along with all of the other cash spent on the acquisitions or cash spent on capital expenditures. It would be misleading to the readers of the Company’s financial statements to reflect this as cash flows used in operations at the time that the cash was restricted since it has nothing to do with the Company’s operations but instead relates to the Company buying or forming a new company.

If the Company experienced a default of the ICE Clear Europe Guarantee Fund or if it was required to close down a regulated exchange or clearing house, it may be required to utilize the restricted cash at such time which would be reflected as an expense or a loss in the Company’s statement of income and a use of cash from operating activities. Therefore, if the Company reflected the initial funding of the restricted cash as cash flows from operations, then it would be double counting this restricted cash as cash flows used in operating activities if the restricted cash was ever required to be paid out.

Based on the discussion above, the Company believes it would be more appropriate to record this as an investing activity based on the specific facts and circumstances around the nature of the restricted cash. We have disclosed the nature of the restricted cash in our footnotes to ensure transparency of the nature and classification of the restricted cash.
Note 10 — Shareholders’ Equity
Restricted Stock Plans, page 118
2.	We read your response to comment three. Please confirm that future filings will include disclosure of the significant assumptions used in your model as required by paragraph A240(e)(2) of SFAS 123R.

Response:

As requested by the staff, in future filings, the Company proposes to add disclosure in a manner substantially similar to the following:

The Company utilized a Monte Carlo model to determine the fair value of the restricted shares subject to a market condition based on the following assumptions:

Assumptions Risk free interest rate: 0.48% Expected volatility: 100.41% Expected term in years: 1.04 Expected dividend yield: 0.0%

Linda Van Doorn	-3-
The risk free interest rate is based on the one-year US Treasury yield curve in effect at the time of grant. Expected volatility is based on one-year historical volatility of the Company’s stock. The expected term of the award is based on the length of time between the grant date and the end of the market condition determination date.
* * * *
     In connection with our response to the staff’s comments, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions about the foregoing, or if you would like to discuss further any of the matters raised in this response letter, please contact the undersigned at (770) 738-2106 or Dean Mathison, Vice President and Controller, at (770) 738-2114.

Sincerely,
/s/ Andrew J. Surdykowski
Andrew J. Surdykowski
Vice President, Associate General Counsel

cc:	Jaime John (Securities and Exchange Commission)

Scott A. Hill (IntercontinentalExchange, Inc.) Johnathan H. Short (IntercontinentalExchange, Inc.) Dean Mathison (IntercontinentalExchange, Inc.)

Catherine M. Clarkin (Sullivan & Cromwell LLP)

Michael Murdy (Ernst & Young LLP)